                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                                   TSAC CORP.
                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   537528-10-1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                 COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION                      AMOUNT OF FILING FEE
            $26,143,709(1)                             $2,405.22(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


  AMOUNT PREVIOUSLY PAID: $2,405.22    FILING PARTY: TSAC CORP.
                                                     TIFFANY & CO.
                                                     TIFFANY & CO. INTERNATIONAL

  FORM OR REGISTRATION NO.: SCHEDULE TO-T            DATE FILED: AUGUST 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

|X| going-private transaction subject to Rule 13e-3

|X| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 537528-10-1
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          Tiffany & Co. International

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          IRS Identification No. 06-112-1421
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [x]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                                             0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                                              13,835,452
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                                           0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                                        13,835,452
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        13,835,452
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          81%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          Tiffany & Co.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          IRS Identification No. 13-322-8013
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [x]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                                             0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                                              13,835,452
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                                           0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                                        13,835,452
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        13,835,452
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          81%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC, CO
 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          TSAC Corp.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          IRS Identification No. 30-0088950
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [x]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                                             0
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                                              6,425,452
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                                           0
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                                        6,425,452
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        6,425,452
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

    This Amendment No. 8 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 15, 2002 (as amended and supplemented, the "Schedule TO") and the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2001(as amended and supplemented, the "Schedule 13D", and with the Schedule TO, the "Schedule TO/13D") by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO/13D relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, to the Schedule TO filed with the Securities and Exchange Commission on August 15, 2002.

    Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEMS 1- 6 OF SCHEDULE 13D

         Items 1-6 of Schedule 13D are hereby supplemented by including the following:

         As permitted by General Instruction F to Schedule TO, the information set forth in Exhibits 99.1-99.7 previously filed with the Securities and Exchange Commission and listed below is hereby incorporated by reference in response to Items 1-6 of Schedule 13D.

ITEM 7.  EXHIBITS

     Item 7 of Schedule 13D is hereby supplemented by including the following previously filed with the SEC:

  99.1  Amendment No. 1 to Schedule TO filed with the SEC on August 29, 2002.
  99.2  Amendment No. 2 to Schedule TO filed with the SEC on September 5, 2002.
  99.3  Amendment No. 3 to Schedule TO filed with the SEC on September 12, 2002.
  99.4  Amendment No. 4 to Schedule TO filed with the SEC on September 30, 2002.
  99.5  Amendment No. 5 to Schedule TO filed with the SEC on October 2, 2002.
  99.6  Amendment No. 6 to Schedule TO filed with the SEC on October 8, 2002.
  99.7  Amendment No. 7 to Schedule TO filed with the SEC on October 9, 2002.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TIFFANY & CO.

                                          By:   /s/ PATRICK B. DORSEY
                                               ---------------------------------
                                          Name: Patrick B. Dorsey
                                          Title: Senior Vice President,
                                          Secretary and General Counsel

                                          TIFFANY & CO. INTERNATIONAL

                                          By:  /s/ PATRICK B. DORSEY
                                              ----------------------------------
                                          Name: Patrick B. Dorsey
                                          Title: Vice President and Secretary

                                          TSAC CORP.

                                          By:  /s/ PATRICK B. DORSEY
                                              ----------------------------------
                                          Name: Patrick B. Dorsey
                                          Title: Secretary and Treasurer

Dated: October 22, 2002